September 27, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Multi-Currency Short-Term Government Income Fund

Registration Statement on Form N-14 8C

(File No. 333-183328)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby request that the effective date for Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 8C referenced above be accelerated so that it will become effective as of Thursday, October 4, 2012 or as soon thereafter as practicable.

[The remainder of this page has been intentionally left blank.]

Sincerely,

NUVEEN MULTI-CURRENCY SHORT- TERM GOVERNMENT INCOME FUND	NUVEEN SECURITIES, LLC

By: /s/Kevin J. McCarthy Name: Kevin J. McCarthy Title: Vice President and Secretary	By: /s/Kevin J. McCarthy Name: Kevin J. McCarthy Title: Managing Director